United States securities and exchange commission logo





                             May 20, 2022

       Mostafa Kandil
       Chief Executive Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Registration
Statement on Form F-1
                                                            Filed April 21,
2022
                                                            File No. 333-264418

       Dear Mr. Kandil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed April 21, 2022

       Cover Page

   1. We note the significant number of redemptions of your Class A Ordinary Shares in connection with your
business combination, the number of Class A Ordinary Shares being registered for resale
here and in your registration statement on Form F-1 filed April 12,
                                                        2022, File No.
333-264416 (Resale Form F-1) will constitute a number of shares that is larger than your
current public float. Please highlight the significant negative impact that the collective
sales of shares could have on the public trading price of the Class A
                                                        Ordinary Shares. Please
highlight the potential significant negative impact sales of shares on this registration
statement, and separately, combined with the sales of shares in your
                                                        Resale Form F-1 could
have on the public trading price of the Class A Ordinary Shares.
 Mostafa Kandil
FirstName  LastNameMostafa Kandil
Swvl Holdings  Corp
Comapany
May        NameSwvl Holdings Corp
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Ordinary Shares. Your discussion should highlight the fact that over time B. Riley Principal Capital, LLC may purchase approximately 86% of your current outstanding shares, while consistently selling its shares, as needed, to maintain 4.99% ownership. Please describe the impact that such continuous sales may have on the market price of your Class A Ordinary Shares and please disclose that B. Riley Principal Capital, LLC will generally be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use, or earlier termination by the parties. Please also revise to highlight the fact that in your Resale Form F-1, that a few of your shareholders are beneficial owners of approximately 47% of your outstanding shares and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) at the same time that this registration statement is available for use. Please describe the impact that such continuous sales may have on the market price of your Class A Ordinary Shares. Please include risk factor disclosure that discusses the same.
General

3. Please disclose how you determined the total amount and material terms of the equity financing agreement with B. Riley Principal Capital, LLC, including a discussion of any material discussions or negotiations. Disclose the number of shareholder redemptions as of March 22, 2022, when you entered into the committed equity financing agreement, and whether you met the Minimum Cash Condition to close the Business Combination on that date, with a view to understanding the context in which this agreement was negotiated.
4. Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on
         May 20, 2022, with respect to your Resale Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mostafa Kandil
Swvl Holdings Corp
May 20, 2022
Page 3

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameMostafa Kandil
                                                        Division of Corporation
Finance
Comapany NameSwvl Holdings Corp
                                                        Office of Trade &
Services
May 20, 2022 Page 3
cc:       Nicholas A. Dorsey
FirstName LastName